Filed by: Building Materials Holding Corporation

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

This e-mail was sent to employees of Building Materials Holding Corporation on June 3, 2015.

CORPORATE HEADQUARTERS TWO LAKESIDE COMMONS SUITE 500 980 HAMMOND DR. NE ATLANTA, GA 30328	678.222.1220 678.222.1316 FAX www.BuildWithBMC.com

To:	All Employees

From:	Peter Alexander

Date:	June 3, 2015

Subject:	Exciting Day – BMC and Stock Building Supply to Combine

Dear Colleague:

I am writing to share some exciting news with you. Today, we announced that BMC has entered into a merger agreement with Stock Building Supply, providing for the two companies to be combined. When we complete this strategic combination later this year, we will be creating one of the nation’s premier providers of building materials and construction services. It will be a major win for our companies, our team members, our suppliers and other business partners, our customers and the communities we serve.

As we have said, growing our business smartly and profitably is a top priority, and a combination with Stock is a significant step forward in our strategy. Our ability to move forward with this transaction is a testament to the tremendous accomplishments we have achieved as a team. We greatly appreciate your hard work and dedication.

The attached news release outlines the many benefits of the transaction in more detail. In addition, attached is a list of Frequently Asked Questions that I hope will address some of your immediate questions.

Stock has many attributes that make it a compelling merger partner. As you may know, Stock is a diversified lumber and building materials distributor with operations in 21 key markets across 14 states. Their corporate culture is similar to ours. Both companies focus on customers through operational excellence and consistently delivering the quality products and services their customers need, when they need it and how they want it.

When we complete this transaction, we will:

•	Increase our scale and expand our presence in top growth markets;

•	Have a stronger platform to provide best-in-class, value-added products and services to our customers;

•	Position ourselves to significantly benefit from the continued recovery of the housing market.

This combination is mainly about growth. BMC and Stock have proven teams of talented and experienced employees who we expect will benefit greatly from being part of a larger, more diversified and financially secure organization.

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The combined company will continue to utilize each company’s strong and highly recognizable brand name for the foreseeable future. Upon completion of the transaction, the combined company will be a publicly listed company trading on the NASDAQ exchange. I will continue to serve as Chief Executive Officer of the combined company and will be a member of the Board of Directors. Jeff Rea, current President and Chief Executive Officer of Stock, will also remain a member of the Board of Directors.

We expect the acquisition to be completed in the fourth quarter of 2015, subject to regulatory approvals and other customary closing conditions. Until that time, BMC and Stock will continue to operate as two separate companies. You will be receiving a communication from Paul Street, Chief Administrative Officer and General Counsel, outlining guidelines that everyone must follow in this period prior to the transaction being completed.

Today’s announcement may generate interest from the media and other third parties. If you receive any inquiries from the media or other questions from outside parties, please forward them to our external communications firm JOELE FRANK at (212) 355-4449.

Thanks for your ongoing commitment to BMC and your contributions to our growth and our heritage of innovation and success.

Sincerely,

Peter Alexander

Chief Executive Officer

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Stock Building Supply cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving BMC and Stock Building Supply, including future financial and operating results, Stock Building Supply’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and Stock Building Supply shareholder approvals; the risk that Stock Building Supply or BMC may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of Stock Building Supply’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond Stock Building Supply and BMC’s control. All forward-looking statements attributable to Stock Building Supply or persons acting on Stock Building Supply’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Stock Building Supply and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Stock Building Supply and BMC will be submitted to the respective stockholders of Stock Building Supply and BMC for their consideration. In connection with the merger and special meeting of Stock Building Supply’s stockholders, Stock Building Supply expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the merger, the merger agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and Stock Building Supply. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that Stock Building Supply or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STOCK BUILDING SUPPLY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent Solicitation Statement/Prospectus and any other documents filed or furnished by Stock Building Supply with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from Stock Building Supply by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participants in the Merger Solicitation

Stock Building Supply, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Stock Building Supply is set forth in the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

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